SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Mayne Group Limited

(Name of Subject Company)

State of Victoria, Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mayne Group Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Karen Kee (Company Secretary)

Mayne Group Limited

Level 21, 390 St. Kilda Road

Melbourne, Victoria 3004

Australia

Telephone: (61-3) 9868 0779

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

March 4, 2004

(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1)	Mayne Group Limited, Buy-Back Tender dated March 4, 2004.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(A)	None.

Part III – Consent to Service of Process

Mayne Group Limited is filing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAYNE GROUP LIMITED

By:	/s/ Karen Ping-Huay Kee

Name: Karen Ping-Huay Kee Title: Company Secretary

Mayne Group Limited

ABN 56 004 073 410

Mayne Group Limited Buy-Back Tender

This is an important document and requires your immediate attention. If you are in any doubt as to the action you should take, you should consult your stockbroker, accountant or other professional adviser immediately.

Mayne Group Limited

Buy-Back Tender

You are invited to tender some or all of your Shares in an off-market buy-back.

This is an important document and requires your immediate attention. It should be read in its entirety.

To submit a Tender:

•	if you have an Issuer Sponsored Holding, you must complete and sign the accompanying Tender Form and send it to:

By mail

Mayne Buy-Back Tender

ASX Perpetual Registrars Limited

GPO Box 2785

Melbourne VIC 3001

or

By courier or in person

Mayne Buy-Back Tender

ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

Melbourne VIC 3000

so that it is received no later than 7pm (Melbourne time) on Friday, 19 March 2004.

•	if you have a CHESS Holding, instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm (Melbourne time) on Friday, 19 March 2004.

If you have any questions in relation to the Buy-Back Tender please call the Mayne Group Limited Investor Information Line on 1300 727 265 or (613) 9615 9128 outside Australia.

If you are in any doubt as to the action you should take, you should consult your stockbroker, accountant or other professional adviser immediately.

Timetable of important dates

Event	Date
Record Date for participation in the Buy-Back Tender	Thursday, 26 February 2004

General Meeting	10am, Thursday, 4 March 2004
Melbourne Convention Centre
Latrobe Theatre
Level 2, corner Spencer and Flinders Streets
Melbourne Victoria

Tender Period opens	Thursday, 4 March 2004

Record date for interim dividend	Friday, 5 March 2004

Tender Period closes. Tenders must be received by the Share Registry no later than 7pm (Melbourne time) on	Friday, 19 March 2004

Announcement of Buy-Back Price and number of Shares being bought back	Monday, 22 March 2004

Shares cancelled	Monday, 22 March 2004

Shares from unsuccessful Tenders released no later than	Tuesday, 23 March 2004

Proceeds sent to successful tendering shareholders by	Wednesday, 31 March 2004

Payment of interim dividend	Wednesday, 31 March 2004

Chairman’s letter

25 February 2004

Dear Shareholder

On 30 January 2004, Mayne released further details of its ongoing share buy-back program. These details were contained in the notice of meeting for the upcoming General Meeting at which Mayne will seek shareholder approval for the Buy-Back Program.

As previously foreshadowed, Mayne proposes to implement, subject to shareholder approval, an off-market buy-back tender of between $250 million and $350 million. This booklet invites you to tender your Shares to Mayne in the Buy-Back Tender.

Shareholders may offer to sell some or all of their Shares at any of the specified prices within the range of $2.80 to $4.00, or submit a Final Price Tender and simply elect to receive the Buy-Back Price determined by Mayne through the tender process. The Buy-Back Price will be the lowest price in the range of $2.80 to $4.00 that enables Mayne to purchase the number of Shares it determines to buy back.

Mayne has received a draft Class Ruling from the ATO that confirms all of the Buy-Back Price will be treated as capital for tax purposes (see section 3 for further details). The tax implications of selling your Shares into the Buy-Back Tender should be the same as if you were selling those Shares on the stock market. However, the specific tax implications of participating in the Buy-Back Tender will depend on your individual circumstances and you should seek your own professional advice.

It is your choice whether to offer to sell some, all or none of your Shares. If you wish to submit a Tender, you must ensure that your completed and signed Tender Form is received by the Share Registry or, if you hold your Shares in CHESS, that your controlling participant processes your Tender, no later than 7pm (Melbourne time) on Friday, 19 March 2004. Further details on how to submit a Tender are contained in section 2 of this booklet and on the back of your personalised Tender Form.

You should note that Mayne, in its complete discretion, may choose not to buy back any Shares under the Buy-Back Tender. In addition, the Buy-Back Tender is subject to the relevant buy-back resolution being passed at the General Meeting on Thursday, 4 March 2004. Should this resolution not be passed then the Buy-Back Tender will not proceed. Shareholders who Tender their Shares to Mayne in the Buy-Back Tender will still be entitled to vote (in accordance with the voting rights attached to their Shares) at the General Meeting.

This booklet sets out the terms of the Buy-Back Tender and other information to assist you in making an informed decision on whether to submit a Tender. I encourage you to consider this booklet carefully and, if you are in any doubt as to the action you should take, you should consult your professional adviser. If you have any queries in relation to the Buy-Back Tender, please call the Mayne Group Limited Investor Information Line on 1300 727 265.

Yours sincerely

Peter Willcox Chairman

Overview of the Buy-Back and Tender Process

1.1 Why is Mayne buying back Shares?

The Buy-Back Tender is an efficient means of returning surplus capital to shareholders following the sale of Mayne’s hospitals division. It will enable Mayne to maintain a more efficient capital structure and reduce its cost of capital. The Buy-Back Tender also gives shareholders the opportunity to sell their Shares without incurring any brokerage fees.

After completing the Buy-Back Tender, Mayne will have fewer Shares on issue. See section 4 for the effect of the Buy-Back Tender on Mayne.

1.2 How many Shares will Mayne buy back?

Subject to obtaining shareholder approval, Mayne may buy back any number of Shares up to a maximum of 180 million Shares (24.3% of Shares on issue). Mayne is targeting to repurchase between $250 million and $350 million worth of Shares under the Buy-Back Tender. A key consideration for the Company in determining how many Shares to buy back will be the price level of Tenders received and an assessment of the value to Mayne in buying back Shares at the tendered price versus any capital redeployment opportunities that may exist. Mayne is likely to buy back a lower number of Shares where the majority of Tenders are towards the top end of the price range.

Mayne may in its absolute discretion determine not to proceed with the Buy-Back Tender or, if it elects to proceed, buy back a significantly lower amount of Shares.

1.3 Can I offer to sell Shares in the Buy-Back Tender?

You may offer to sell Shares in the Buy-Back Tender that are registered in your name on Thursday, 26 February 2004 and which, in accordance with the SCH Business Rules, confer an entitlement to participate in the Buy-Back Tender. The maximum number of Shares you may Tender is set out on your personalised Tender Form.

Holders of Employee Shares that are subject to restrictions on sale or have loans outstanding in respect of them will not be entitled to participate in the Buy-Back Tender.

1.4 Do I have to participate in the Buy-Back Tender?

No. If you do not want to sell any of your Shares, you do not need to take any action.

1.5 What does the Buy-Back Tender mean for me if I do not participate?

If you do nothing, the number of Shares you hold will not change as a result of the Buy-Back Tender. As Mayne will cancel any Shares bought back, your proportional shareholding in Mayne will increase. You will receive a slightly larger share of the total amount of any dividends declared by Mayne on Shares in the future. You will also benefit from any improvement in earnings per Share and return on equity.

1.6 What price will Mayne pay to buy back my Shares?

The Buy-Back Price will be the lowest price in the range of $2.80 to $4.00 per Share that will enable Mayne to purchase the number of Shares it determines to buy back. The top of the tender price range represents a 27.3% premium and the bottom of the range a 10.8% discount to Mayne’s closing price on 20 February 2004. Details of the recent share price performance of Mayne are set out in section 1.13 below.

All shareholders who submit successful Tenders will be paid the Buy-Back Price for Shares bought back (even if they tendered Shares below the Buy-Back Price). If the price at which you have chosen to Tender your Shares is higher than the Buy-Back Price, your Shares will not be bought back.

Mayne intends to announce the Buy-Back Price to the ASX on Monday, 22 March 2004.

1.7 How will Mayne conduct the Buy-Back Tender?

Under the tender process, all shareholders eligible to participate in the Buy-Back Tender will be able to submit Tenders to sell some or all of their Shares at specified prices from $2.80 to $4.00 or as a Final Price Tender (see section 2.1). Shareholders are able to submit Tenders to sell different blocks of their Shares for different prices within the price range.

At the end of the Tender Period, Mayne and its advisers will review the Tenders and determine the Buy-Back Price. The Buy-Back Price will be the lowest price from $2.80 to $4.00 at which Mayne is able to purchase the number of shares it determines to buy back. Shareholders will have Shares that are tendered at or below the Buy-Back Price or as a Final Price Tender bought back subject to any scale back that is required (see section 1.8 below).

Example

As an illustration, assuming four shareholders tender their Shares at the prices listed below and the Buy-Back Price is determined to be $3.40*, the outcome of the Tender for each shareholder would be as follows:

	Tendered Price	Outcome
Shareholder 1	$3.40	Successful, however, the number of Shares bought back would be subject to any scale-back required
Shareholder 2	$2.80	Successful, all Shares bought back at $3.40*
Shareholder 3	$3.85	Not successful, no Shares bought back
Shareholder 4	Final Price Tender	Successful, all Shares bought back at $3.40*

Only Tenders submitted “at” or “below” the Buy-Back Price (including Final Price Tenders) will be accepted, hence Shareholders 1, 2, and 4 were successful. The number of Shares bought back from Shareholder 1 would be subject to any scale-back that is required. As Shareholders 2 and 4 tendered Shares at a price below the Buy-Back Price or as a Final Price Tender, they are not subject to any scale-back as the Buy-Back Price was above $2.80. Shareholder 3 was not successful because the price at which they offered to sell their Shares was above the Buy-Back Price.

*	$3.40 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 for an explanation of how the Buy-Back Price will be calculated

1.8 How will the scale back mechanism work?

If the Buy-Back Price is $2.95 or higher and Mayne determines that a scale back is required:

(a)	Tenders below the Buy-Back Price, including Final Price Tenders, will be accepted in full;

(b)	Priority Tenders (see section 1.10 below) will be accepted in full;

(c)	Tenders at the Buy-Back Price (other than Priority Tenders) will be scaled back on a pro rata basis; and

(d)	Tenders above the Buy-Back Price will not be accepted.

If the Buy-Back Price is $2.80 and Mayne determines that a scale back is required:

(a)	the Priority Allocation (see section 1.9 below) will be bought back from each shareholder who tendered Shares at $2.80 and/or as a Final Price Tender. If the shareholder tendered less than the Priority Allocation at those Tender Prices, all of those Shares will be bought back;

(b)	Priority Tenders will be accepted in full;

(c)	the balance of Tenders at $2.80 and Final Price Tenders (other than Priority Tenders) will be scaled back on a pro rata basis; and

(d)	Tenders above the Buy-Back Price will not be accepted.

When the scale back is calculated, all fractions will be rounded down to the nearest Shares. See section 6 for examples of how the scale back mechanism will work in practice.

1.9 What is the Priority Allocation?

The Priority Allocation is 500 Shares or such lesser number of Shares as is required to ensure that Mayne buys back only the number of Shares it determines to buy back. Mayne is offering the Priority Allocation to ensure that small shareholders are not disadvantaged by any scale back that may be required.

1.10 What is a Priority Tender?

A Priority Tender is a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have had 500 ordinary shares or less at the close of the Tender Period as a result of the scale back. All Mayne ordinary shares registered in your name at the close of the Tender Period will be included in assessing whether your Tender is a Priority Tender. Priority Tenders will be accepted in full.

1.11 What are the benefits of the Buy-Back Tender?

The Board considers the benefits of the Buy-Back Tender to include the following:

•	all eligible shareholders have an equal opportunity to participate in the Buy-Back Tender;

•	participation in the Buy-Back Tender is optional. You are able to;

•	choose whether to tender your Shares;

•	choose how many (if any) Shares to tender; and

•	choose the price (within the specified range) at which you will tender your Shares;

•	as shareholders choose the prices at which they tender their Shares, they effectively determine the Buy-Back Price for a given number of Shares to be bought back;

•	compared with a fixed price buy-back, a competitive tender process reduces the risk of setting a buy back price which is too low and the Buy-Back Tender being unsuccessful through a low take up;

•	the tender process may enable Mayne to buy back Shares at a lower average cost than a fixed price buy-back or an on-market buy-back;

•	the tender process should allow Mayne to buy back the targeted amount of Shares within a shorter period of time, compared to an on-market buy-back, so that the benefits of the Buy-Back Tender can be realised sooner;

•	the tender process should enable shareholders to sell a large volume of Shares without depressing Mayne’s market price;

•	shareholders who sell into the Buy-Back Tender should not have to pay brokerage or appoint a stockbroker to sell their Shares in the Buy-Back Tender; and

•	the Buy-Back Tender is expected to increase Mayne’s earnings per share and return on equity over time.

1.12 How does the Buy-Back Tender compare to selling my Shares on the stock market?

You may be able to sell your Shares for a higher price on the stock market. If you sell your Shares on-market you may have to pay brokerage. Issuer sponsored holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back Tender. Brokers usually do not charge CHESS Holders to process tenders in a buy-back.

The Buy-Back Price should be treated as 100% capital for tax purposes. Accordingly, the tax consequences of selling your Shares under the Buy-Back Tender should be the same as those which arise when you sell your Shares on the stock market.

Further details of the tax implications of the Buy-Back Tender are set out in section 3 of this booklet. As the specific tax implications of participating in the Buy-Back Tender will depend on your individual circumstances, we recommend you seek your own professional advice before deciding whether or how you should sell your Shares.

The market price of Mayne’s Shares on the ASX may be, or may move, higher than the Buy-Back Price during the Tender Period. It may also vary significantly in the future. By making the Invitation and in setting the Buy-Back Price range, Mayne and its financial adviser are not making any recommendation or giving any advice on the value of Mayne Shares or whether (or how) you should sell your Shares. Before you decide what to do with your Shares, Mayne recommends that you seek professional advice.

1.13 How have Mayne’s Shares performed recently?

The highest and lowest market sale prices and the volume weighted average prices of Shares during each of the preceding four months were as follows:

Mayne Group Limited – Share Price Information

Month	High $	Low $	Volume weighted average price $
November 2003	3.68	3.43	3.53
December 2003	3.59	3.05	3.33
January 2004	3.45	3.17	3.30
1 February – 20 February 2004	3.23	3.11	3.14

Source: IRESS

The Share price performance of Mayne from February 2002 to 20 February 2004 is illustrated in the chart below:

1.14 How and when will I receive payment for Shares bought back?

Payment for your Shares that are bought back will be made by cheque or direct credit to the bank account we record on the register of Mayne shareholders as at 19 March 2004, for your dividend payments. All cheques will be in Australian currency. Mayne will send cheques to your address as shown on the register of Mayne shareholders on Thursday, 26 February 2004. Mayne expects to mail cheques by Wednesday, 31 March 2004.

1.15 Can I trade my Shares after submitting a Tender?

You should not sell or offer to sell the Shares you have tendered in the Buy-Back Tender. Nor should you convert the Shares from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, if you change your HIN (holder identification number) or controlling participant).

Once you have submitted a Tender, the number of Shares you have tendered will be locked and placed in a “subposition” in Mayne’s share register. You will not be able to successfully deal with those Shares until those Shares are released from the subposition. Shares from unsuccessful Tenders will be released from the “subposition” by Tuesday, 23 March 2004. For the Shares to be released from the subposition before this date, you must withdraw or amend your Tender in accordance with the procedures set out in this booklet. Withdrawals or amendments made in accordance with these procedures may not take immediate effect. You should take this into consideration if you wish to sell any of the Shares for which you have submitted a Tender. If you sell or offer to sell any Shares after you submit a Tender, and at the Buy-Back Date you do not hold at least the number of Shares you have tendered, Mayne may, in its absolute discretion, reject your Tender(s) or treat your Tender(s) as if you had tendered the number of Shares held by you at the Closing Date.

1.16 How long will the Buy-Back Tender be open?

The Buy-Back Tender will be open from Thursday, 4 March 2004 to 7 pm (Melbourne time) on Friday, 19 March 2004. Mayne may extend this period, but does not expect to do so. If the Tender Period is extended, the new closing date will be announced to the ASX.

1.17 Can I still vote at the General Meeting if I tender my Shares to Mayne?

Yes. Shareholders who tender their Shares to Mayne will still be entitled to vote (in accordance with the voting rights attached to their Shares) at the General Meeting on Thursday, 4 March 2004 and at any other general meeting that is held before the Closing Date.

1.18 Will the Buy-Back Tender proceed if the buy-back resolution is NOT passed at the General Meeting?

No. If shareholders do not approve the buy-back resolution, the Buy-Back Tender will not proceed and the maximum number of Shares Mayne will be able to repurchase will be limited to approximately 7.3 million shares until 28 January 2005.

1.19 Will I still receive the interim dividend if I participate in the Buy-Back?

Yes. Under the Buy-Back Tender, Shares will not be bought back until 22 March 2004, which is after the record date for the interim dividend. As a result, you will still receive the interim dividend on any Shares (and any DRP allotment that may result) that are bought back from you under the Buy-Back Tender, as long as you are the registered holder of those Shares on 5 March 2004, the record date for the interim dividend.

How to participate in the Buy-Back Tender

Each shareholder may submit a Tender if they wish to sell some or all of their Shares. The sections that follow guide you through what you need to do.

2.1 How do I participate in the Buy-Back Tender?

Step 1 – Decide how many Shares you wish to sell

To participate in the Buy-Back Tender, you first need to decide how many Shares you wish to sell.

The personalised Tender Form accompanying this booklet sets out the maximum number of Shares you can tender in the Buy-Back Tender. You may Tender any number of Shares up to this maximum number. If you Tender any Shares, you must ensure that you continue to hold that number of Shares at the close of the Tender Period unless you withdraw or amend your Tender (see section 1.15).

Step 2 – Decide at what price you are willing to sell

Once you have determined the number of Shares you wish to sell, you need to indicate the price or prices, at which you are willing to sell these Shares. You may offer to sell any or all of your Shares by either:

(a)	a Final Price Tender (explained below); or

(b)	a Tender at the specified prices from $2.80 to $4.00 per Share set out on the Tender Form; or

(c)	a combination of (a) and (b).

You may submit Tenders to sell different parcels of your Shares at different prices. For example, you may offer to sell one half of your Shares at a price of $2.80 and the other half as a Final Price Tender.

Even if you submit a Tender, there is no guarantee that your Shares will be bought back by Mayne. Whether a Tender is successful will depend upon the price(s) at which you offer to sell your Shares relative to the Buy-Back Price and the total number of Shares that Mayne determines to buy back (if any). Any Shares you tender at prices above the Buy-Back Price will not be bought back. By submitting a Final Price Tender, however, you will increase the likelihood that at least some of your Shares will be bought back, unless the Buy-Back Tender does not proceed.

What is a Final Price Tender?

If you submit a Final Price Tender you must be willing to sell your Shares at the Buy-Back Price, whatever it is determined to be under the tender process. This could be as low as $2.80 or as high as $4.00 per Share. Final Price Tenders are designed to make it easier for retail shareholders to successfully participate in the Buy-Back. Final Price Tenders will only be scaled back if the total number of Shares tendered at $2.80 and as Final Price Tenders is more than Mayne decides to buy back.

Step 3 – Submission of Tenders

The way you submit your Tender will depend on the type of holding you have. This will be specified on your Tender Form.

(a) Issuer Sponsored Holdings (beige form)

Once you have determined the number and price of Shares you wish to sell, you need to complete and sign your personalised Tender Form and return it to the Share Registry.

Your completed Tender Form must be received by the Share Registry by 7 pm (Melbourne time) on Friday, 19 March 2004 at:

If sending by mail:

Mayne Buy-Back Tender

ASX Perpetual Registrars Limited

GPO Box 2785

Melbourne VIC 3001

If hand delivering:

Mayne Buy-Back Tender

ASX Perpetual Registrars Limited

Level 4, 333 Collins Street

Melbourne VIC 3000

You can use the enclosed reply-paid envelope if you are posting in Australia.

Your Tender Form will not be accepted by Mayne unless it is received at either of the above addresses by 7 pm (Melbourne time) on Friday, 19 March 2004. You should allow sufficient time for this to occur if you are sending your Tender Form by mail.

(b) CHESS Holdings (grey form)

Once you have determined the number and price of Shares you wish to sell, you need to instruct your controlling participant (normally your broker) in sufficient time for them to process your Tender no later than 7pm (Melbourne time) on Friday, 19 March 2004. The name of the controlling participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You should not send your Tender Form to the Share Registry as they cannot act on your instructions. Only your controlling participant can tender on your behalf.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the Tenders made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acceptance by Mayne of any Tender.

2.2 Can I amend or withdraw my Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

(a) Issuer Sponsored Holdings

Withdrawal of Tenders

You may withdraw your Tender by ticking the “Withdrawal Box” on the Withdrawal/Amendment Form accompanying this booklet, completing your shareholder details, signing the form and sending it to the Share Registry at the address provided above so that it is received by no later than 7 pm (Melbourne time) on Friday, 19 March 2004. You may not withdraw your Tender after this time.

Amendment of Tenders

If you wish to change the terms of your Tender, you must tick the “Amendment Box” on the Withdrawal/Amendment Form at the back of this booklet, complete your shareholder details, complete the details of your revised Tender on that form in accordance with instructions shown on it and send it to the Share Registry at the address provided above so that it is received by no later than 7pm (Melbourne time) on Friday, 19 March 2004.

The effect of submitting a Withdrawal/Amendment Form will be to withdraw your previous Tender in its entirety in favour of your revised Tender. On the Withdrawal/Amendment Form you will need to complete the details of your revised Tender as if you had not previously submitted a Tender.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by no later than 7pm (Melbourne time) on Friday, 19 March 2004.

You should not send a Withdrawal/Amendment Form to the Share Registry as they cannot act on your instructions. Only your controlling participant can tender on your behalf.

The effect of your controlling participant withdrawing or amending your Tender will be to withdraw your previous Tender in favour of your replacement Tender. You will need to give your controlling participant clear instructions in relation to your revised Tender.

2.3 How can I obtain additional Tender and Withdrawal/Amendment Forms?

If you require any replacement Tender Forms or additional Withdrawal/Amendment Forms, please telephone the Mayne Group Limited Investor Information Line on 1300 727 265 or (613) 9615 9128 if you are calling from outside Australia.

Australian tax considerations for shareholders

The following information is intended to provide a general guide on the Australian taxation position of Mayne shareholders under the Buy-Back Tender, based on the income tax legislation as at 20 February 2004.

Mayne has received a draft Class Ruling from the ATO for Mayne shareholders who participate in the Buy-Back Tender which confirms the information outlined below. Mayne expects that the final Class Ruling will be consistent with the draft Class Ruling.

The information below is not intended to represent an authoritative or a complete analysis of all potential Australian taxation consequences applicable to the particular circumstances of each Mayne shareholder. The information is not intended to be advice and should not be relied upon on that basis. Shareholders should obtain independent professional advice in relation to their own circumstances. In particular, shareholders who are not tax residents of Australia or who hold their Shares on revenue account should discuss their taxation position with their own advisers.

3.1 Introduction

The Buy-Back Tender will constitute an “off-market” buy-back for tax purposes. Mayne has obtained a draft Class Ruling from the ATO that none of the Buy-Back Price received by shareholders will be treated as a dividend for Australian tax purposes.

A shareholder participating in the Buy-Back should be taken, for capital gains tax purposes, to have disposed of their Shares when Mayne accepts the Tender. This is anticipated to be no later than 22 March 2004.

3.2 Capital Gains Tax – Disposal of Shares

The following discussion does not apply to shareholders who hold their Shares on revenue account (i.e. as trading stock or revenue assets) or are not the beneficial owners of their Shares. Mayne has obtained a draft Class Ruling from the ATO providing that no portion of the Buy-Back Price will be treated as a dividend for Australian taxation purposes.

If a shareholder acquired their Shares prior to 20 September 1985, there are no Australian income tax consequences arising from the Buy-Back Tender.

If a shareholder acquired (or is deemed to have acquired) their Shares on or after 20 September 1985, the shareholder will derive a capital gain where the capital gains tax cost base of the Share is less than the capital proceeds received on disposal. A shareholder will derive a capital loss where the capital proceeds received on disposal are less than the shareholder’s capital gains tax cost base in its Shares.

A resident participating in the Buy-Back Tender will be deemed for capital gains tax purposes to have disposed of each Share for capital proceeds equal to the Buy-Back Price.

Generally, the capital gains tax cost base for a Share will be the amount the shareholder paid to acquire the Share together with certain incidental costs of acquisition, for example stamp duty and brokerage, and certain incidental costs of disposal.

If the Buy-Back Price is greater than the cost base of the Share, then a capital gain equal to the excess arises. In calculating the capital gain the following will apply:

•	Where the Shares were acquired on or before 11.45 am on 21 September 1999, shareholders in determining their capital gain, may elect to index the cost base by reference to movements in the consumer price index from the calendar quarter in which the Shares were acquired, until the quarter ended 30 September 1999.

•	Where shareholders have held their Shares for greater than 12 months, and have not elected to index their cost base, the capital gain is reduced by a discount of 50% in the case of individuals and trusts and 33 1/3% for complying superannuation entities. No discount is available to companies. Capital losses must be offset against any capital gain before the discount is applied to the capital gain.

•	Where a shareholder disposed of their Shares under the Buy-Back Tender within 12 months of the acquisition of their Shares, no indexation or capital gains tax discount will be available.

A capital loss for Shares disposed of under the Buy-Back Tender will be the excess of the capital gains tax cost base of the Share over the Buy-Back Price. No indexation is available when calculating a capital loss. Any capital loss may be offset against an eligible realised capital gains. Capital losses not used may be carried forward to be used in a subsequent year.

There will be no stamp duty or GST payable on the Buy-Back Tender.

Effect of the Buy-Back Tender on Mayne

As at 20 February 2004, Mayne had on issue approximately 739.3 million shares. Assuming $350 million worth of Shares are bought back at a Buy-Back Price of $3.40*, around 103 million Shares (approximately 13.9% of all shares on issue) would be transferred to Mayne and cancelled.

The table below sets out Mayne’s Statement of Financial Position as at 31 December 2003 and a pro forma Statement of Financial Position post the Buy-Back assuming $350 million worth of Shares are bought back at $3.40*. You should note that Mayne may buy back a significantly lower amount of Shares (or none at all).

Statement of Financial Position

Mayne Group Limited

$’000s	31 December 2003	Adjustments	Proforma [1] 31 December 2003
ASSETS
Cash and deposits	771,780	(350,000)	421,780
Receivables	689,994		689,994
Inventories	443,111		443,111
Other current assets	23,900		23,900

Total current assets	1,928,785	(350,000)	1,578,785

Deposits	603		603
Receivables	7,154		7,154
Investments accounted for using the equity method	1,353		1,353
Other financial assets	5,447		5,447
Property, plant & equipment	403,789		403,789
Intangibles	1,852,068		1,852,068
Deferred tax assets	117,735		117,735
Other	8,335		8,335

Total non-current assets	2,396,484		2,396,484

Total assets	4,325,269	(350,000)	3,975,269

LIABILITIES
Payables	541,498		541,498
Interest-bearing liabilities	28,521		28,521
Current tax liabilities	12,136		12,136
Provisions	246,393		246,393

Total current liabilities	828,548		828,548

Payables	6,348		6,348
Interest-bearing liabilities	566,866		566,866
Deferred tax liabilities	18,100		18,100
Provisions	10,698		10,698

Total non-current liabilities	602,012		602,012

Total liabilities	1,430,560		1,430,560

Net assets	2,894,709	(350,000)	2,544,709

EQUITY
Contributed equity	3,199,011	(350,000)	2,849,011
Reserves	(35,200)		(35,200)
Retained profits	(276,049)		(276,049)

Total Mayne Group Limited equity interest	2,887,762	(350,000)	2,537,762
Outside equity interests	6,947		6,947

Total equity	2,894,709	(350,000)	2,544,709

Net debt / total capitalisation[2]	N/a		0.06%
Net asset backing per share [3]	$3.88		$3.95

NOTES:

1.	Pro forma Statement of Financial Position assumes the Buy-Back Price is $3.40* and all of the Buy-Back Price is debited to contributed equity.

2.	Total capitalisation is defined as total equity plus net debt.

3.	Net asset backing per share is defined as total equity / total shares outstanding, assuming a Buy-Back Price of $3.40*.

*	$3.40 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 for an explanation of how the Buy-Back Price will be calculated.

4.1 Funding of the Buy-Back Tender

The Buy-Back Tender will be funded from the proceeds of the sale of Mayne’s hospitals business. The Company announced it had completed the divestment of 41 of its 53 hospitals on 2 December 2003. The total sale price for the Hospitals portfolio is A$813 million and this is expected to result in net proceeds to Mayne, after transaction costs of A$789 million.

The Board is comfortable with the increase in gearing associated with the proposed Buy-Back Tender and Mayne’s capacity to service this debt. The Board believes that following the Buy-Back Tender, Mayne will remain strongly capitalised.

4.2 What effect will the Buy-Back Tender have on Mayne’s issued shares?

As at 20 February 2004, Mayne had on issue approximately 739.3 million shares. Over the last 18 months, Mayne has been purchasing shares under its on-market buy-back program. This on-market buy-back program was increased to approximately 85 million shares on 23 December 2003. As at 20 February 2004, Mayne has bought back 81,355,744 shares for a total consideration of around $256.9 million. The highest price paid under this on-market buy-back is $3.68 per share and the lowest price paid is $2.58 per share. Mayne may continue to buy back shares on-market up to the maximum total under the current on-market buy-back of approximately 85 million shares. In the future, Mayne may also undertake further on-market buy-backs.

Assuming a total of $350 million worth of Shares are bought back under the Buy-Back Tender, the table below sets out the number of Shares and the percentage of total issued shares which would be bought back at different Buy-Back Prices. All Shares that Mayne buys back will be cancelled.

Specified Buy-Back Prices	Number of Shares bought back (million)	% of total issued shares
$2.80	125.0	16.9
$2.95	118.6	16.0
$3.10	112.9	15.3
$3.25	107.7	14.6
$3.40	102.9	13.9
$3.55	98.6	13.3
$3.70	94.6	12.8
$3.85	90.9	12.3
$4.00	87.5	11.8

4.3 Impact of the Buy-Back on key financial indicators

While the precise impact of the Buy-Back Tender cannot be determined until the Buy-Back Price and the size of the Buy-Back Tender is known, the Buy-Back Tender will reduce the number of shares on issue which will reduce the impact of the sale of the hospitals business on Mayne’s EPS. The lower the Buy-Back Price, the more positive will be the impact of the Buy-Back Tender on Mayne’s EPS.

While the incremental borrowing cost associated with the increase in gearing is expected to reduce total after tax earnings, Mayne does not expect the Buy-Back Tender to have any impact on Mayne’s dividend policy.

The pro forma Statement of Financial Position above gives an indication of pro forma net asset backing per share based on a Buy-Back Price of $3.40. Any reduction in net asset backing per share resulting from the Buy-Back is not expected to affect the market price of shares as the market price is primarily determined by current and prospective earnings and cash flow.

4.4 Impact on inclusion in indices

Although the Buy-Back Tender will reduce Mayne’s weightings within the ASX indices and will increase the likelihood of Mayne dropping out of the S&P/ASX 50 index, this is not expected to have a material impact on Mayne or the liquidity of its shares.

4.5 Effect of the Buy-Back Tender on control of Mayne

While the opportunity to participate for each shareholder under the Buy-Back Tender is equal, the percentage of each shareholder’s interest which may be bought back will depend on the number of Shares tendered in the Buy-Back Tender, the Buy-Back Price, the application of the scale-back mechanism and the number of Shares bought back. This will not be known until after the close of the Tender Period. Having regard to Mayne’s current widely held shareholdings, the Buy-Back Tender is not expected to have any change of control implications for Mayne.

4.6 Summary of Mayne’s Half Year Results

A summary of Mayne’s most recent consolidated financial results is as follows:

Mayne Group Limited

($000)	Consolidated 6 months to 31 Dec 2003
Revenue from ordinary activities	3,240,960
Expenses from ordinary activities	(3,112,171)
Borrowing costs	(30,430)
Share of net profit/(loss) of associates	(9)

Profit / (loss) before income tax	98,350
Income tax expense	(47,602)

Net profit / (loss)	50,748
Outside equity interests in net (profit) / loss	(2,033)

Net profit / (loss) attributable to members of Mayne Group Limited	48,715
Non-owner transaction changes in equity:
Net exchange difference on translation of financial statements of self-sustaining foreign operations	(4,823)

Total changes in equity from non-owner related transactions attributable to members of Mayne Group Limited	43,892

Basic earnings per share	6.4c
Diluted earnings per share	6.4c
Dividends per share - Interim paid 30 September 2003	6.0c
- Interim payable 31 March 2004	4.5c

SOURCE: Mayne Appendix 4D Half year report

Mayne’s audited financial accounts for the half year ended 31 December 2003 are set out in the Appendix 4D Half year report available on Mayne’s internet site, www.maynegroup.com

4.6 Summary of Mayne’s Half Year Results (cont.)

Mayne Group Limited announced its results for the half year to 31 December 2003 on 25 February 2004, and reported improvements in net profit after tax, earnings before interest and tax (EBIT), operating cash flow and earnings per share.

Mayne reported a net profit after tax of $48.7 million, up from a $57.7 million loss after tax in the first half of last financial year. Overall EBIT was up 17% to $108.6 million compared to the prior corresponding period, while EBIT from continuing businesses rose from $67.1 million to $70.9 million. The Company also announced an unfranked interim dividend of 4.5 cents, compared to an unfranked dividend of 4.0 cents for the same period last year.

Mayne has progressed steadily, maintaining the integrity of the underlying business while management continued to reshape the Company to focus on higher return businesses.

The international pharmaceutical business has been developed by acquisitions and product development, and Mayne’s position in the diagnostic services field has been consolidated in both Pathology and Imaging.

The acquisitions of the paclitaxel assets in North America were finalised in December, and in February the Company signed a collaboration arrangement with Ivax Corporation that may result in Mayne’s entry to the European paclitaxel market earlier than anticipated. The agreement with Ivax will leverage Mayne’s resources in active pharmaceutical ingredient processing, product manufacturing and sales.

In order to meet the Company’s long term manufacturing needs $60 million is to be invested in the Mulgrave and Aguadilla facilities. Together with Mayne’s product development and product acquisition programs this will allow Mayne to access markets having a total value of $US7.8 billion, compared to $US3.8 billion at the same time in 2001.

The pharmaceutical result was as expected due to the previously advised weaker product pipeline this financial year and the impact of the rising Australian dollar on offshore sales. If the average foreign exchange rates for the prior corresponding period were used the Pharmaceuticals EBIT would have been $4 million higher.

In Europe revenue was up 21% on the prior corresponding period (it would have been 32% higher using the average foreign exchange rates from the prior corresponding period). The Americas revenue result was 17% lower than the same half last year (4% higher than the prior corresponding period before foreign exchange impact), however it saw significant price erosion in pamidronate and other mature products. Asia Pacific’s result was up 21% on last year’s first half revenue (23% higher than the prior corresponding period before foreign exchange impact) and sales in Asia have risen again with the SARS outbreak subsiding.

In both diagnostic businesses Mayne has settled in new acquisitions and continued organic growth. Future growth will come from operational improvements that will make the diagnostic operations more competitive and raise earnings margins.

Pathology operations in each state once again increased market share by growing above market rates, and the QML and Gippsland Pathology Service acquisitions continue to perform well. NSW has also finished with another pleasing result showing fundamental operational improvement.

Diagnostic Imaging grew its underlying revenue above market rates after instituting a fee increase. There has been very little growth in examinations across the market, which combined with a variety of cost pressures has seen margins remain static.

Consumer Products had its sales rebound better than expected, and Mayne has just regained the leading market share across the combined retail sales channels. The EBIT result also benefited from good cost management and productivity improvements.

There are still discussions occurring on the possible sale of Pharmacy Services which is expected to be resolved shortly. This will remove the air of uncertainty in the pharmacy market and should help to alleviate the pressure on margins. There are a number of plans in place to further develop this business after a good revenue performance in the period under review. Mayne will only contemplate a sale if it generates more value than continuing to operate it.

The turnaround of the Hospitals business continued, which allowed Mayne to secure a sale price of $813 million. Mayne has received approval from BKPM, the Indonesian equivalent of Australia’s Foreign Investment Review Board, for the transfer of its three Indonesian hospitals to the acquirers of that business. Completion of the sale is expected to occur in the near future.

Earnings from Mayne’s former Hospitals business have been treated as discontinued earnings.

In regard to outlook, Mayne’s focus is to continue building its Pharmaceuticals and diagnostic businesses. Other businesses are expected to continue a steady improvement over the first half. Overall adverse foreign exchange impacts are likely to offset the Pharmaceuticals volume increases, resulting in a second half performance similar to the first half.

Additional information on the Buy-Back Tender

5.1 What is the effect of submitting a Tender?

A Tender constitutes an offer to sell the tendered Shares to Mayne on the terms and conditions of this Invitation and the Tender. A Tender does not, of itself, constitute a binding contract for the sale of those of your Shares which you have offered to sell and cannot be enforced against Mayne unless and only to the extent that it is accepted by Mayne. Mayne’s acceptance of a Tender under the Invitation constitutes a binding agreement between you and Mayne on the terms and conditions of this Invitation and the Tender.

By tendering your Shares into the Buy-Back Tender, you irrevocably and unconditionally:

•	waive any requirement to receive notice from Mayne of its acceptance of any Tender made by you before a Buy-Back Contract is entered into and becomes binding on you;

•	offer to sell to Mayne on the Buy-Back Date the number of Shares nominated for sale in your Tender Form (adjusted in accordance with the terms and conditions of this Invitation) on the terms and conditions set out in this Invitation and the Tender Form;

•	agree that Mayne’s announcement on the Buy-Back Date is effective notice of communication of Mayne’s acceptance of those of your Tenders that are accepted in accordance with the terms and conditions of this Invitation and the rejection of any other Tenders. You waive any requirement to receive any other notice or communication from Mayne of its acceptance or rejection of any Tender submitted by you;

•	warrant to Mayne that at any time you tender your Shares for sale in the Buy-Back Tender, and on the Buy-Back Date, you are the registered holder of the Shares which you have tendered and that they are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights;

•	authorise Mayne (or its officers or agents) to correct any error in or omission from your Tender Form or your Withdrawal/ Amendment Form, and to insert any missing details;

•	warrant to Mayne that you are a person to whom the Invitation may lawfully be made, or a person whose participation in the Buy-Back Tender is permitted under the laws of Australia and the jurisdiction in which you are resident;

•	agree not to sell Shares to any other person if, as a result, you will at any time following your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered under this Invitation; and

•	agree that Mayne’s decision to accept your Tender is conditional upon you complying with the covenants, undertakings, agreements, warranties and authorisations set out above.

You will be taken to have tendered your nominated Shares in the Buy-Back when we receive your validly signed and completed Tender Form or, if you have a CHESS Holding, when your controlling participant processes your Tender through CHESS.

5.2 Mayne’s rights to waive requirements and correct errors

Mayne may, in its sole discretion and at any time, deem any Tender it receives to be a valid Tender, disregard any Tender it believes should be disregarded and may waive any or all of the requirements for making a Tender.

It may do each of these things in relation to some, all or any number of Tenders it receives, in its absolute discretion.

If you nominate in your Tender a number of Shares in excess of the total number of Shares that you are entitled to sell, you will be deemed to have offered only the total number of Shares you held at 7 pm (Melbourne time) on the Closing Date and, if you have nominated more than one price:

(a)	it will be deemed, first, that the excess Shares were offered at the highest price you selected;

(b)	if, after applying (a) above, there are still excess Shares, it will be deemed that those excess Shares were offered at the next highest price you nominated;

(c)	if, after applying (b) above, there are still excess Shares, then (b) will be reapplied to those excess Shares until there are no longer any excess Shares.

If you sell Shares during the Tender Period such that you do not at the Buy-Back Date hold at least the number of Shares you successfully tendered, Mayne may in its absolute discretion, either:

(1)	reject your Tender in its entirety; or

(2)	treat your Tender as if you had offered only the number of Shares you hold at 7 pm (Melbourne time) on the Closing Date, in which case, if you tendered Shares at more than one price, you will be treated as set out in paragraphs (a), (b) and (c) above.

5.3 Variation or termination of the Buy-Back Tender

The Board of Mayne may, in its complete discretion, terminate the Buy-Back Tender at any time on or before the Buy-Back Date by making an announcement to that effect to the ASX.

Mayne may also in its absolute discretion, extend or vary the dates and times set out in the Buy-Back Documents without notifying you personally. Mayne will make a public announcement of any such extensions or variations to the ASX.

5.4 Manager of the Buy-Back Tender

The tender process will be conducted by the Share Registry and managed by UBS AG, Australia Branch, financial adviser to Mayne.

5.5 Shareholders with more than one holding of Shares

You will be sent a personalised Tender Form for each separate registered holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Tender Forms). You may tender Shares in the Buy-Back Tender from any or all of your separate registered holdings provided that you submit a Tender and follow the instructions on each Tender Form for each holding you wish to tender. Please note there are quite different instructions for Issuer Sponsored Holdings and CHESS Holdings. Any scale back that applies to Shares tendered from more than one of your registered holdings of Shares will be applied to each of those registered holdings as if they were held by different persons.

5.6 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) and you have an Issuer Sponsored Holding, you must complete and return the Tender Form in accordance with the instructions for joint holdings on the Tender Form.

5.7 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back Tender and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to submit an aggregated Tender on behalf of all beneficial owners. In the case of Issuer Sponsored Holdings, the trustee or nominee should send an aggregated Tender Form to the Share Registry by 7 pm (Melbourne time) on 19 March 2004. For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its controlling participant in time for the Tender to be processed by 7 pm (Melbourne time) 19 March 2004. Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

5.8 Margin lending and OCH collateral arrangements

If you hold Shares under margin lending arrangements or OCH collateral arrangements or if they are held as security for a loan, you should ensure that your participation in the Buy-Back Tender is permitted by those arrangements or loan documentation.

5.9 Restrictions on the payment of Buy-Back Tender proceeds

Mayne will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so.

5.10 Rights under this Invitation cannot be transferred

You cannot transfer your rights under this Invitation. Those rights are personal to you.

5.11 Privacy

Mayne is carrying out the Buy-Back Tender in accordance with the Corporations Act. This involves the collection of personal information contained in Tender Forms to enable Mayne to process your Tender. If you do not provide this information, Mayne may be hindered in, or prevented from, processing your Tender.

The personal information collected by Mayne will only be disclosed to ASX Perpetual Registrars Limited in its capacity as share registrar of Mayne, to a print and mail service provider, to Mayne’s advisers in relation to the Buy-Back Tender and to financial institutions in respect of payments to you in connection with the Buy-Back Tender or as required or authorised by law.

If you wish to access the individual information collected by Mayne in relation to your shareholding, please write to Mayne, care of ASX Perpetual Registrars Limited at the mailing address set out in the Tender Form.

5.12 Directors’ interests

As at 20 February 2004, the Directors held or had a relevant interest in the following securities of Mayne:

Mayne Group Limited – Directors’ Interests
Ordinary Shares
Mr P J Willcox	24,371
Mr P C Barnett	15,093
Sir Ross Buckland	29,874
Mr S B James [1]	834,500
Ms S C H Kay	9,865
Mr P E Mason	107,684
Mr R McR Russell	33,450
Professor J Sloan	20,576

[1]	Mr SB James also holds 280,000 Share Acquisition Rights.

Mayne has determined that the Directors should not participate in the Buy-Back Tender.

5.13 ASIC and ASX relief

The ASIC has granted relief to Mayne under sub-section 257D(4) of the Corporations Act, to permit Mayne to:

(a)	conduct the Buy-Back Tender similarly to the conduct of an equal access scheme;

(b)	utilise the scale-back mechanism as set out in section 1.8;

(c)	invite all shareholders (other than employee shareholders whose shares are subject to restrictions on disposal) to offer for sale any number of their Shares to Mayne rather than Mayne offering to buy back such Shares; and

(d)	seek approval by ordinary resolution of its shareholders of the purchase of shares under the Buy-Back Tender and the Buy-Back Program up to a 180 million share limit.

The ASX has granted Mayne the following:

•	a waiver from Listing Rule 7.40 to permit Mayne to have a record date for the Buy-Back Tender that is five Business Days before the General Meeting to be held on 4 March 2004; and

•	a waiver from Listing Rule 7.40 to permit Mayne to despatch the Buy-Back Documents to shareholders within four Business Days after the Record Date and for the Tender Period to close 11 Business Days after despatch of the Buy-Back Documents to shareholders.

Examples of the Buy-Back Tender pricing and scale back methodology

The simple examples below illustrate how the Buy-Back Tender pricing and scale back methodology will work.

The details of any scale back will be announced as soon as possible after the Closing Date. Mayne expects to make this announcement no later than 22 March 2004. When the scale back is calculated, all fractions will be rounded down to the nearest Share.

Example

As an illustration, assuming four shareholders with various size holdings each tender Shares into the Buy-Back on the following basis:

	Total holding of Shares	Tendered	Tender price
Shareholder 1	16,000	4,000	$3.85
		1000	$3.40
Shareholder 2	5,000	800	$3.40
		4,200	$2.80
Shareholder 3	3,600	3,600	$3.40
Shareholder 4	1,400	1,400	Final Price Tender

Two alternate scenarios are examined.

Scenario 1 (example only)

In scenario 1, we assume the Buy-Back Price is determined to be $3.40* and there is a 31.2% scale back. The outcome of each Tender would be as follows:

	Tender price	Tender	Outcome
Shareholder 1	$3.85	4,000	Not successful, no Shares bought back
	$3.40	1,000	Successful, 688 Shares bought back
Shareholder 2	$3.40	800	Successful, all 800 Shares bought back
	$2.80	4,200	Successful, all 4,200 Shares bought back
Shareholder 3	$3.40	3,600	Successful, 2,476 Shares bought back
Shareholder 4	Final Price Tender	1,400	Successful, all 1,400 Shares bought back

Shareholder 1 tendered a total of 5,000 Shares at two different prices: 4,000 Shares at $3.85 and 1,000 Shares at $3.40. The Tender submitted at $3.85 would not be successful because the Tender Price is above the Buy-Back Price. The Tender submitted at $3.40 would be successful however only 688 of the 1,000 Shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table opposite). This is not a Priority Tender as Shareholder 1 did not tender their entire holding at or below the Buy-Back Price.

Shareholder 2 tendered a total of 5,000 Shares at two different prices: 800 Shares at $3.40 and 4,200 Shares at $2.80. The Tender submitted at $3.40 would be successful and all 800 Shares would be bought back. Although the Shares were tendered at the Buy-Back Price, no scale back applies as this is a Priority Tender (see scale back table opposite). The Tender submitted at $2.80 would be successful and all 4,200 Shares would be bought back, as the Tender Price is below the Buy-Back Price.

Shareholder 3 tendered 3,600 Shares at $3.40. The Tender would be successful but only 2,476 of the 3,600 Shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table below). This is not a Priority Tender as following the scale back Shareholder 3 would be left with more than 500 Shares.

Shareholder 4 tendered 1,400 Shares as a Final Price Tender. The Tender would be successful and all 1,400 Shares would be bought back as the Buy-Back Price is not the lowest price in the range.

*	$3.40 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 for an explanation of how the Buy-Back Price will be calculated.

Scenario 1: Scale back table (example only)

	Shares tendered at $ 3.40	Shares subject to scale back	Scale back [1]	Tender post scale back [2]	Shares remaining	Priority Tender	Shares tendered at $3.40 that are bought back
Shareholder 1	1,000	1,000	31.2%	688	312	NO	688
Shareholder 2	800	800	31.2%	550	250	YES	800
Shareholder 3	3,600	3,600	31.2%	2,476	1,124	NO	2,476
Shareholder 4	no scale back applies

NOTES:

(1)	A scale back of 31.2% means 68.8% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

(2)	When the scale back is calculated, all fractions are rounded down to the next Share (for example, Shareholder 2 tendered 800 Shares, therefore 800 x (1-0.312) = 550.4 which when rounded down equals 550).

Scenario 2 (example only)

In scenario 2 we assume the scale back remains at 31.2%, but the Buy-Back Price is assumed to be the bottom of the range, ie $2.80**. The outcome of each Tender would be as follows:

	Tender price	Tender	Outcome
Shareholder 1	$3.85	4,000	Not successful, no Shares bought back
	$3.40	1,000	Not successful, no Shares bought back
Shareholder 2	$3.40	800	Not successful, no Shares bought back
	$2.80	4,200	Successful, 3,045 Shares bought back
Shareholder 3	$3.40	3,600	Not successful, no Shares bought back
Shareholder 4	Final Price Tender	1,400	Successful, all 1,400 Shares bought back

Shareholder 1 tendered at prices above the Buy-Back Price so no Shares would be bought back.

Shareholder 2 tendered a total of 5,000 Shares at two different prices: 800 Shares at $3.40 and 4,200 Shares at $2.80. The Tender submitted at $3.40 would not be successful as the Tender Price is above the Buy-Back Price. The Tender submitted at $2.80 would be successful but only 3,045 of the 4,200 shares tendered would be bought back, as a result of the 31.2% scale back (see scale back table below). This is not a Priority Tender as following the Priority Allocation and scale back, Shareholder 2 would be left with more than 500 Shares.

Shareholder 3 tendered 3,600 Shares at $3.40. The tender would not be successful as the Tender Price is above the Buy-Back Price.

Shareholder 4 tendered 1,400 Shares as a Final Price Tender. The Tender would be successful and all 1,400 shares would be bought back as it is a Priority Tender (see scale back table below).

Scenario 2: Scale back table (example only)

	Shares tendered at $ 2.80 [1]	Shares subject to scale back [2]	Scale back [3]	Tender post scale back plus Priority Allocation [4]	Shares remaining	Priority Tender	Shares tendered at $2.80 that are bought back [1]
Shareholder 1	0	—	—	—	—	—	—
Shareholder 2	4,200	3,700	31.2%	3,045	1,155	NO	3,045
Shareholder 3	0	—	—	—	—	—	—
Shareholder 4	1,400	900	31.2%	1,119	281	YES	1,400

NOTES:

(1)	Includes Final Price Tenders.

(2)	As the Buy-Back Price is at the bottom of the range and there is also a scale back, the Priority Allocation applies. Under the Priority Allocation, the first 500 Shares (or such lesser number) tendered are bought back from each successful shareholder before the scale back applies. For example, Shareholder 2 has 3,700 shares that are subject to scale back (4,200-500=3,700).

(3)	A scale back of 31.2% means 68.8% of the Shares subject to scale back would be bought back (ignoring Priority Tenders).

(4)	When the scale back is calculated, all fractions are rounded down to the next Share. For example, Shareholder 2 has 3,700 shares that are subject to scaleback, therefore 3,700 x (1-0.312) = 2,545.6 which when rounded down equals 2,545. 2,545 shares plus the Priority Allocation of 500 shares equals 3,045 shares.

**	$2.80 is an example only. You should not rely on this price as being the Buy-Back Price. See section 1.6 for an explanation of how the Buy-Back Price will be calculated.

Defined terms and interpretation

7.1 Definitions

In this booklet and Tender Forms unless the context otherwise requires:

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

Board means the Board of Directors of Mayne from time to time.

Business Day has the meaning given to it in the Listing Rules.

Buy-Back and Buy-Back Tender mean the buy-back of Shares proposed, or to be effected, in accordance with the terms of the Buy-Back Documents.

Buy-Back Contract means the contract between you and Mayne (assuming a Tender made by you is accepted by Mayne) on the terms of this Invitation and the Tender by which Mayne agrees to buy back those of your Shares which are the subject of a Tender which is accepted by Mayne.

Buy-Back Date means the date Mayne enters into the Buy-Back Contract with you (assuming a Tender made by you is accepted by Mayne) which will be Monday, 22 March 2004 or such other date during the two weeks following the Closing Date as is determined by Mayne.

Buy-Back Documents means this booklet, the Tender Form and the Withdrawal/ Amendment Form.

Buy-Back Price means the price at which Mayne will buy back Shares under Tenders it accepts in the Buy-Back Tender.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Mayne.

CHESS Holding means a holding of Shares on the CHESS subregister of Mayne.

CGT means capital gains tax.

Closing Date means 7 pm (Melbourne time) Monday, 19 March 2004 or any other date determined by Mayne.

Corporations Act means the Corporations Act 2001 (Cth)

Employee Shares means Shares held under the Mayne Employee Share Acquisition Plan.

EPS means earnings per Share.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price as determined by the tender process.

General Meeting means the general meeting of Mayne to be held on 4 March 2004.

GST means the goods and services tax levied in Australia pursuant to A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Invitation means the invitation contained in this document (or, if the context so requires, this document itself) and Invitations means the invitations dispatched or to be dispatched to other holders of Shares.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Mayne.

Listing Rules means the Listing Rules of ASX.

Mayne or the Company means Mayne Group Limited ABN 56 004 073 410.

OCH means the Options Clearing House Pty Ltd.

Priority Allocation means 500 Shares or such lesser number of Shares as is required to ensure that Mayne is able to buy back only the number of Shares it determines to buy back.

Priority Tender means a Tender submitted by a shareholder who tenders all of their Shares at the Buy-Back Price, below the Buy-Back Price and/or as a Final Price Tender and who would have had a Small Holding at the close of the Tender Period as a result of the scale back.

Record Date means Thursday, 26 February 2004.

SCH Business Rules means the business rules of the securities clearing house of ASX from time to time.

Share Registry means ASX Perpetual Registrars Limited ACN 083 214 537.

Shares means the fully paid ordinary shares in the capital of Mayne which confer on their holder an entitlement to participate in the Buy-Back Tender.

Small Holding means a holding of 500 ordinary shares or fewer.

Tax Act means the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997, as applicable.

Tender means a shareholder’s offer to sell to Mayne a specified number of Shares at a specified price or as a Final Price Tender on the terms and conditions set out in the Buy-Back Documents, as amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Form means the tender offer form accompanying this booklet or otherwise provided to you by Mayne.

Tender Period means the period during which a Shareholder may lodge or amend a Tender with Mayne as set out in section 1.16.

Withdrawal/ Amendment Form means the form accompanying this booklet or otherwise provided to you by Mayne to withdraw or amend a Tender submitted by a shareholder to sell their nominated Shares to Mayne (under the terms of this Invitation).

You or shareholder means a holder of Shares.

7.2 Interpretation

In the Buy-Back Documents unless the context requires otherwise:

•	words and phrases have the same meaning (if any) given to them in the Corporations Act;

•	words importing a gender include any gender;

•	words importing the singular include the plural and vice versa;

•	an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

•	a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, varying, consolidating or replacing it and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

•	headings and boldings are for convenience only and do not affect the interpretation of this Invitation;

•	a reference to time is a reference to time in Melbourne; and

•	a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia.

The postal acceptance rule does not apply to Tenders.

This Invitation, your Tender, the Buy-Back Documents and any Buy-Back Contract are governed by the laws of the state of Victoria, Australia.

Financial Adviser	Legal Adviser

MAYNE GROUP LIMITED
ABN 56 004 073 410

Tender Form - Issuer Sponsored Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

DPID CODE
A B SAMPLE
ADDRESS 1
ADDRESS 2
ADDRESS 3
ADDRESS 4

I00123456789

Shares conferring an entitlement as at 26 February 2004

A [ ]

Number of Shares and price per Share tendered into the Buy-Back

B

	Number of Shares	Price	
	[ ]	as a **FINAL PRICE TENDER**	
+	[ ]	at $ 2.80	per Share
+	[ ]	at $ 2.95	per Share
+	[ ]	at $ 3.10	per Share
+	[ ]	at $ 3.25	per Share
+	[ ]	at $ 3.40	per Share
+	[ ]	at $ 3.55	per Share
+	[ ]	at $ 3.70	per Share
+	[ ]	at $ 3.85	per Share
+	[ ]	at $ 4.00	per Share

Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares.
You should refer to the special instructions overleaf before completing this form.

C [ ] **TOTAL NUMBER OF SHARES TENDERED**

Add up all the Shares in each row in Box B and write that number in Box C. The total number of shares tendered cannot exceed your holding in Box A.

D **Please sign within the boxes below in accordance with instructions overleaf**

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in the event we need to speak to you about your Tender:

Date:

Contact name ____________________

Contact daytime telephone ____________________

MAY BBT001

Tender Form - Issuer Sponsored Holders

How to complete the Issuer Sponsored Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A	This is the total number of Shares registered in your name as at 26 February 2004 that confer an entitlement to participate in the Buy-Back Tender.

B	You may tender different parcels of Shares as a Final Price Tender or at different Tender Prices. For example, you may tender some Shares shown in Box A as a Final Price Tender, some Shares at the specified price of, say $3.55, and some Shares at the specified price of, say $3.85. Each parcel of Shares tendered at a different Tender Price or a Final Price Tender is a separate Tender.

C	You must add up the number of Shares inserted in Box B and write the total number in Box C. This total number must not exceed the number of Shares shown in Box A.

D	Sign the Tender Form at Box D. By signing and returning this Tender Form you acknowledge that you have read and understood the Buy-Back Documents and that the Tender(s) specified on this Tender Form are offers to sell the tendered Shares to Mayne at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents.

Joint shareholders - all holders must sign.

Under power of attorney - if not already noted by the Mayne Share Registry, a certified copy of the power of attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased estate - all executors should sign and, if not already noted by the Mayne Share Registry, a certified copy of probate or letters of administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Submitting your Tender Form

If you require further information on how to complete this form please contact the Mayne Buy-Back enquiry line on 1300 727 265 (local call) or +613 9615 9128 (international).

Send or deliver your completed and signed Tender Form to the following address, or if you are posting in Australia use the enclosed reply paid envelope, so that the Tender Form is received no later than 7.00 pm Melbourne time on Friday, 19 March 2004.

If sending by mail	If hand delivering
Mayne Buy-Back Tender	Mayne Buy-Back Tender
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
GPO Box 2785	Level 4, 333 Collins Street
Melbourne Vic 3001	Melbourne Victoria

MAYNE GROUP LIMITED

ABN 56 004 073 410

Tender Form - CHESS Holders

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

- **Do NOT send your Tender Form to the Mayne Share Registry**
- **Send this form to your controlling CHESS participant (See over - submitting your Tender Form)**

DPID CODE
A B SAMPLE
ADDRESS 1
ADDRESS 2
ADDRESS 3
ADDRESS 4

X00123456789

Controlling CHESS participant as at 26 February 2004

Shares conferring an entitlement as at 26 February 2004

A

Please give your tender instructions to your controlling participant (normally your broker). Do not return this form to Mayne's Share Registry.

Number of Shares and price per Share tendered into the Buy-Back

B

		as a **FINAL PRICE TENDER**
+		at $ 2.80 per Share
+		at $ 2.95 per Share
+		at $ 3.10 per Share
+		at $ 3.25 per Share
+		at $ 3.40 per Share
+		at $ 3.55 per Share
+		at $ 3.70 per Share
+		at $ 3.85 per Share
+		at $ 4.00 per Share

Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares. **You should refer to the special instructions overleaf before completing this form.**

C **TOTAL NUMBER OF SHARES TENDERED**

Add up all the Shares in each row in Box B and write that number in Box C. The total number of shares tendered cannot exceed your holding in Box A.

D **Please sign within the boxes below in accordance with instructions overleaf**

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Date:

Please provide your contact details in the event we need to speak to you about your Tender:

Contact name

Contact daytime telephone

MAY BBT002

Tender Form - CHESS Holders

How to complete the CHESS Tender Form

The instructions below are cross-referenced to each section of the Tender Form. Please complete the form using black ink only.

A	This is the total number of Shares registered in your name as at 26 February 2004 that confer an entitlement to participate in the Buy-Back Tender.

B	You may tender different parcels of Shares as a Final Price Tender or at different Tender Prices. For example, you may tender some Shares shown in Box A as a Final Price Tender, some Shares at the specified price of, say $3.55, and some Shares at the specified price of, say $3.85. Each parcel of Shares tendered at a different Tender Price or a Final Price Tender is a separate Tender.

C	You must add up the number of Shares inserted in Box B and write the total number in Box C. This total number must not exceed the number of Shares shown in Box A.

D	Sign the Tender Form at Box D. By submitting a Tender you acknowledge that you have read and understood the Buy-Back Documents and that your Tender(s) are offers to sell the tendered Shares to Mayne at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents.

Joint shareholders - all holders must sign.

Under power of attorney - where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power. Contact your controlling participant for any additional documentation required by them.

Deceased estate - all executors should sign. Contact your controlling participant for any additional documentation required by them.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Submitting your Tender

Do not send your Tender Form to the Mayne Share Registry

You need to ensure that your controlling participant (normally your broker) receives your Tender instructions in sufficient time for them to process your Tender no later than 7.00 pm Melbourne time on Friday, 19 March 2004. The name of the controlling participant who manages your CHESS holding as at 26 February 2004 is preprinted on the front of this Tender Form.

If you require further information on how to complete this Tender Form please contact the Mayne Buy-Back enquiry line on 1300 727 265 (local call) or +613 9615 9128 (international).

MAYNE GROUP LIMITED
ABN 56 004 073 410

Withdrawal/Amendment Form

THIS DOCUMENT IS IMPORTANT. IF YOU DO NOT UNDERSTAND IT YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

A

REGISTERED NAME AND ADDRESS OF SECURITYHOLDER
(Please print in CAPITAL LETTERS in black ink)

____

____

____

SRN/HIN

B

Tick one (only):

☐ **Withdrawal:** I/We wish to withdraw my/our previous Tender(s) in its/their entirety. (Complete Box A and sign at Box E)

☐ **Amendment:** I/We wish to withdraw my/our previous Tender(s) in its/their entirety and wish to submit a new Tender as set out below. (Complete Boxes A to E)

Number of Shares and price per Share tendered into the Buy-Back

C

	as a **FINAL PRICE TENDER**	Insert the number of Shares (if any) you wish to tender as a Final Price Tender.
+	at $ 2.80 per Share	
+	at $ 2.95 per Share	
+	at $ 3.10 per Share	
+	at $ 3.25 per Share	Insert the number of Shares (if any) you wish to tender next to the price at which you wish to tender those Shares. **You should refer to the special instructions overleaf before completing this form.**
+	at $ 3.40 per Share	
+	at $ 3.55 per Share	
+	at $ 3.70 per Share	
+	at $ 3.85 per Share	
+	at $ 4.00 per Share	

D

TOTAL NUMBER OF SHARES TENDERED

Add up all the Shares in each row in Box C and write that number in Box D. The total number of shares tendered cannot exceed your holding in Box A.

E

Please sign within the boxes below in accordance with instructions overleaf

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Date: ____ / ____ / ____

Please provide your contact details in the event we need to speak to you about your Tender:

______________________ Contact name

______________________ Contact daytime telephone

MAY BBW003

Withdrawal/Amendment Form

Withdrawing or Amending your Tender

The instructions below are cross-referenced to each section of the Withdrawal/Amendment Form. Please complete the form using black ink only.

A	You need to provide the details of your registered holding in Box A. The registered name and registered address details must match exactly the name and address details recorded on the Mayne share register for that registered holding.

CHESS holders must provide their Holder Identification Number (HIN) and Issuer Sponsored Holders must provide their Securityholder Reference Number (SRN). Please also specify the number of Shares shown in Box A of your original personalised Tender Form. This is the number of Shares registered in your name as at 26 February 2004 that confer an entitlement to participate in the Buy-Back Tender.

B	Tick one only of the two boxes to indicate that you wish to either (1) withdraw totally from the Buy-Back Tender or (2) withdraw your existing Tender and resubmit a new Tender.

C	You may tender different parcels of Shares as a Final Price Tender or at different Tender Prices. For example, you may tender some Shares shown in Box A as a Final Price Tender, some Shares at the specified price of, say $3.55, and some Shares at the specified price of, say $3.85. Each parcel of Shares tendered at a different Tender Price or a Final Price Tender is a separate Tender.

D	You must add up the number of Shares inserted in Box C and write the total number in Box D. This total number must not exceed the number of Shares shown in Box A.

E	Sign the Withdrawal/Amendment Form at Box E. By submitting this Withdrawal/Amendment Form you acknowledge that you have read and understood the Buy-Back Documents.

•	If you have ticked the “Withdrawal Box”, you wish to withdraw the Tender(s) specified on your previous Tender Form. You do not wish to replace those Tenders with any new Tenders.

•	If you have ticked the “Amendment Box”, you wish to replace the Tender(s) specified on your previous Tender Form with the new Tender(s) specified on this Tender Form. You acknowledge that your new Tender(s) are offers to sell the tendered Shares to Mayne at the Tender Price(s) specified and on the terms and conditions set out in the Buy-Back Documents.

Joint shareholders - all holders must sign.

Under power of attorney - if not already noted by the Mayne Share Registry, a certified copy of the power of attorney must accompany this form. Where this form is signed under power of attorney, the attorney declares that the attorney has no notice of revocation of the power or the death of the donor of the power.

Deceased estate - all executors should sign and, if not already noted by the Mayne Share Registry, a certified copy of probate or letters of administration must accompany this form.

Company - this form must be signed by 2 directors, a director and company secretary or, in the case of a company with a sole director who is also the sole company secretary, the sole director.

Submitting your Withdrawal/Amendment Form

If you require further information on how to complete this Form please contact the Mayne Buy-Back enquiry line on 1300 727 265 (local call) or +613 9615 9128 (international).

CHESS Holders

Do not send your Withdrawal/Amendment Form to the Mayne Share Registry. You need to ensure that your controlling participant receives your withdrawal/amendment instructions in sufficient time for them to process the withdrawal/amendment no later than 7.00 pm (Melbourne time) on Friday, 19 March 2004.

Issuer Sponsored Holders

Your signed Withdrawal/Amendment Form must be received by the Share Registry no later than 7.00 pm (Melbourne time) on Friday, 19 March 2004.

Send or deliver your completed and signed Withdrawal/Amendment Form to the following address:

If sending by mail	If hand delivering
Mayne Buy-Back Tender	Mayne Buy-Back Tender
ASX Perpetual Registrars Limited	ASX Perpetual Registrars Limited
GPO Box 2785	Level 4, 333 Collins Street
Melbourne Vic 3001	Melbourne Victoria